UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Reddit, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

75734B 100
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75734B 100	SCHEDULE 13G	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS Advance Publications, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 42,207,274*
	7	SOLE DISPOSITIVE POWER 42,207,274
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,207,274*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 26.1%
12		TYPE OF REPORTING PERSON CO

*	Amount includes 16,182 shares of Class A Common Stock and 42,191,092 shares of Class B Common Stock held by Advance Magazine Publishers Inc. ("AMPI"), the indirect subsidiary of Advance Publications, Inc. ("API," and together with AMPI, the "Reporting Persons"). AMPI is party to a voting agreement entered into on March 19, 2024, by and between AMPI and Steven Huffman, the CEO of the Issuer (the "Advance Voting Agreement"). By virtue of the Advance Voting Agreement, the Reporting Persons may be deemed a "group," for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") with the other parties to the Advance Voting Agreement. The Reporting Persons expressly disclaim any such group status and beneficial ownership of any securities that may be beneficially owned by the other parties to the Advance Voting Agreement.

CUSIP No. 75734B 100	SCHEDULE 13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS Advance Magazine Publishers Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 42,207,274*
	7	SOLE DISPOSITIVE POWER 42,207,274
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,207,274*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 26.1%
12	TYPE OF REPORTING PERSON CO

*	Amount includes 16,182 shares of Class A Common Stock and 42,191,092 shares of Class B Common Stock held by AMPI, the indirect subsidiary of API. AMPI is party to the Advance Voting Agreement. By virtue of the Advance Voting Agreement, the Reporting Persons may be deemed a "group," for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") with the other parties to the Advance Voting Agreement. The Reporting Persons expressly disclaim any such group status and beneficial ownership of any securities that may be beneficially owned by the other parties to the Advance Voting Agreement.

CUSIP No. 75734B 100	SCHEDULE 13G	Page 4 of 6 Pages

Item 1.	(a) Name of Issuer:

Reddit, Inc.

(b) Address of Issuer’s Principal Executive Offices:

303 2nd Street, South Tower, 5th Floor

San Francisco, California 94104

Item 2.	(a) Name of Person Filing:

Advance Publications, Inc.

Advance Magazine Publishers Inc.

(b) Address of Principal Business Office:

One World Trade Center

New York, NY 10007

(c) Citizenship:

New York

(d) Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share

(e) CUSIP No.:

75734B 100

Item 3.

Not applicable.

Item 4.	Ownership.

Information with respect to each of the Reporting Persons’ ownership as of September 30, 2024 is incorporated by reference to items (5) – (9) and (11) of the cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 75734B 100	SCHEDULE 13G	Page 5 of 6 Pages

Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement between Advance Publications, Inc. and Advance Magazine Publishers Inc.

CUSIP No. 75734B 100	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

Advance Publications, Inc.

By:	/s/ Oren Klein
	Name:	Oren Klein
	Title:	Chief Financial Officer

Advance Magazine Publishers Inc.

By:	/s/ Oren Klein
	Name:	Oren Klein
	Title:	Chief Financial Officer